

November 30, 2012

Via E-mail
Suresh C. Senapaty
Chief Financial Officer and Director
Wipro Limited
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India

> **Re:** **Wipro Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed May 16, 2012**
> **File No. 001-16139**

Dear Mr. Senapaty:

We have reviewed your letter dated October 16, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 11, 2012.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1. We have reviewed your response to prior comment 1 and we have the following additional comments:

- Your response indicates that you believe "the presentation of Receivable Days on a quarterly period basis is a more useful representation of the Company's Receivable Days than on an annual period basis." However, your presentation encompasses only the fourth quarter of each annual period. Please revise future filings to disclose Receivable Days for each quarter to enable readers to evaluate trends for the entire annual periods presented in the filing;
- Your response includes an explanation of how you calculate Receivable Days for the IT Services and IT products segments, however, your disclosures do not explain how you perform the calculations. Considering the number of adjustments made to revenue and receivables, please revise future filings to include disclosure similar to your response and to provide reconciliations to revenue and receivables as reported under IFRS;
- Your response includes a list of factors that may cause changes in Receivable Days from period to period. To the extent that changes in Receivable Days are significant in the future, please revise future filings to disclose the specific reasons for the changes; and
- As previously requested, please provide us with your calculation of Receivable Days included in your filing.

Notes to Consolidated Financial Statements

Note 18. Income Taxes, page 133

2.   We note your response to prior comment 2. In your response you indicate that readers can determine the per share impact of tax holidays on your results of operations based on disclosures in various areas of the filing. We further note that you "intend to provide additional information and analysis in future reports filed with Commission regarding the expiration of tax holidays and the effect on the Company as such tax holidays near expiration." In future filings, to the extent tax holidays continue to have a material impact on your results of operations, we believe that the per share impact should be disclosed, as well as the expiration regardless of nearness of expiration.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief